UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 24, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated April 23, 2012 announcing STMicroelectronics’ 2012 first quarter financial results.

PR No. C2679C

STMicroelectronics
Reports 2012 First Quarter Financial Results

•     First quarter net revenues of $2.02 billion
•     Free cash flow improved to $98 million in the first quarter*
•     Proposed cash dividend of $0.40 per share for 2012, stable with 2011

Geneva, April 23, 2012 - STMicroelectronics (NYSE: STM) reported financial results for the first quarter ended March 31, 2012.

First quarter net revenues decreased 8% to $2.02 billion on a sequential basis, while gross margin was 29.6%, absorbing anticipated unsaturation charges related to fab loading and a one-time unexpected charge resulting from an arbitration award.

President and CEO Carlo Bozotti commented, “ST’s wholly-owned businesses in the first quarter posted a sequential decrease of 3%, better than historical seasonality, benefiting from growth in the Automotive segment and the Analog, MEMS and Microcontrollers sector.

“Our Wireless segment losses weighed heavily on our quarterly results again. However, ST-Ericsson has announced today its new strategic direction and renewed business model with a key objective to significantly reduce its operating losses throughout 2012 as it moves towards leadership and improved financial returns.

“In total, first quarter activity levels across ST’s product portfolio tracked closely to our expectations, with net revenues near the mid-point of our business outlook. Similarly, gross margin evolution was consistent with our continued focus on inventory management and in the first quarter gross margin absorbed approximately 600 basis points of unsaturation charges and a one-time unexpected charge resulting from an arbitration award. The effort on inventory reduction and prudent capital management led to a quarter on quarter increase in free cash flow and a further improvement in ST’s financial position which stood at $1.27 billion.”*

---------
 (*)Free cash flow and ST financial position are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for reconciliation to U.S. GAAP.

Summary Financial Highlights

U.S. GAAP (In Million US$)	Q1 2012	Q4 2011	Q1 2011
Net Revenues (a)	2,017	2,191	2,535
Gross Margin	29.6%	33.4%	39.1%
Operating Income (Loss), as reported	(352)	(132)	118
Net Income (Loss)	(176)	(11)	170
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

Non-U.S. GAAP* Before impairment, restructuring and one-time items (In Million US$)	Q1 2012	Q4 2011	Q1 2011
Operating Income (Loss)	(280)	(123)	142
Operating Margin	(13.9%)	(5.6%)	5.6%
Operating Margin – Attributable to ST	(6.5%)	(0.2%)	9.9%

First Quarter Review

ST’s first quarter net revenues decreased 8.0% on a sequential basis, within our guidance, with ST’s wholly-owned businesses posting a sequential decrease of 3%, better than historical seasonality, while the Wireless product segment was lower by 29%. EMEA led all regions with 8.9% sequential growth while the Americas decreased by 4.5%, Japan & Korea down by 8.8% and Greater China & South Asia down by 16.7%.

Gross margin in the first quarter was 32.2%, excluding a one-time 260 basis point impact due to the charge on ST’s cost of sales following an award from an arbitration tribunal ordering ST to pay approximately $59 million to NXP Semiconductors as announced on April 9, 2012. The first quarter gross margin was negatively impacted by an unsaturation charge of $71 million driven by inventory reduction and a severe deterioration of manufacturing performance due to a low level of loading and less favorable than expected product mix.

Combined SG&A and R&D expenses were $943 million compared to $894 million in the prior quarter mainly due to seasonality and reduced activity in the prior quarter. Combined operating expenses, as a percentage of sales, were 46.8% in the 2012 first quarter compared to 40.8% in the prior quarter.

Mainly due to increased losses at ST-Ericsson and excluding the one-time impact of the arbitration award, operating margin before impairment, restructuring and one-time items attributable to ST was negative 6.5% in the 2012 first quarter compared to about break-even in the prior quarter.*

In the first quarter of 2012, ST booked $159 million as a result attributable to non-controlling interests, which mainly included the 50% owned by Ericsson in the ST-Ericsson joint venture, as consolidated by ST. In the fourth quarter of 2011, the corresponding amount was $199 million.

First quarter net loss was $176 million or $(0.20) per share, compared to net loss of $(0.01) and net income of $0.19 per diluted share in the prior and year-ago quarters, respectively. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP net loss per share of $(0.14), excluding impairment and restructuring charges and the one-time impact of the arbitration award, in the first quarter, compared to net loss of $(0.01) and net income of $0.20 per diluted share in the prior and year-ago quarters, respectively.*
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(*)Operating income before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST and adjusted net earnings (loss) per share are non-U.S. GAAP measures. For additional information and a reconciliation to U.S. GAAP, please refer to Attachment A.

For the first quarter of 2012, the effective average exchange rate for the Company was approximately $1.33 to €1.00 compared to $1.36 to €1.00 for the fourth quarter of 2011 and $1.33 to €1.00 for the first quarter of 2011.

Net Revenues by Market Segment / Channel

Net Revenues By Market Segment / Channel (*) (Estimated and In %)	Q1 2012	Q4 2011	Q1 2011
Market Segment / Channel:
Automotive	20%	18%	17%
Computer	14%	13%	14%
Consumer	11%	10%	11%
Industrial & Other	10%	9%	8%
Telecom	24%	30%	26%
Total OEM	79%	80%	76%
Distribution	21%	20%	24%
(*) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

On a sequential basis, Computer and Automotive led all market segments with both growing 2%.  Industrial & Other was flat while Consumer decreased by 4% and Telecom by 25%. Distribution decreased 1%.

Revenues and Operating Results by ST Product Segment

Commencing January 1, 2012, the Company began reporting the former ACCI Product Segment (Automotive/Consumer/Computer/Communication Infrastructure) into the other segments. The new product segments are Automotive Segment (“APG”) and Digital Sector (“Digital”) comprised of the Digital Convergence Group (“DCG”) and Imaging, BiCMOS ASIC and Silicon Photonics Group (“IBP”).

Operating Segment (In Million US$)	Q1 2012 Net Revenues	Q1 2012 Operating Income (Loss)	Q4 2011 Net Revenues	Q4 2011 Operating Income (Loss)	Q1 2011 Net Revenues	Q1 2011 Operating Income (Loss)
Automotive (APG)	391	37	383	41	433	60
Analog, MEMS & Microcontrollers	758	99	747	116	886	177
Digital	336	(38)	388	9	488	45
Power Discrete	233	(6)	253	16	333	50
Wireless (a)	290	(293)	409	(211)	384	(180)
Others (b)(c)	9	(151)	11	(103)	11	(34)
TOTAL	2,017	(352)	2,191	(132)	2,535	118

 (a) Wireless includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, NXP arbitration award and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $71 million, $99 million and $2 million of unused capacity charges in the first quarter of 2012 and fourth and first quarters of 2011, respectively; and $18 million, $9 million and $24 million of impairment, restructuring charges and other related closure costs in the first quarter of 2012 and fourth and first quarters of 2011, respectively.

Automotive (APG) first quarter net revenues increased 2% sequentially, mainly driven by market share gains and market improvement in the U.S. and Japan. APG operating margin was 9.4% compared to 10.5% in the prior quarter.

Analog, MEMS and Microcontrollers (AMM) first quarter net revenues increased 1.5% sequentially driven by a solid recovery of Microcontrollers and benefiting from an expanding product portfolio. AMM operating margin was 13.1% in the 2012 first quarter, compared to 15.5% in the prior quarter.

Digital first quarter net revenues decreased 13.2% sequentially principally due to a significant decrease in imaging revenues related to certain wireless customers and to a lesser extent seasonality. Digital operating margin was negative 11.2% in the 2012 first quarter, compared to positive 2.4% in the prior quarter.

Power Discrete (PDP) first quarter net revenues decreased 8.2% sequentially principally reflecting a wireless customer specific situation and still weak market conditions. PDP operating margin was negative 2.6% in the 2012 first quarter due to manufacturing inefficiencies resulting from low fab loading compared to positive 6.4% in the prior quarter.

Wireless net revenues in the first quarter decreased 29% compared to the prior quarter due to a drop in sales of new products at one of ST-Ericsson’s largest customers, in addition to the usual seasonal effect and to the continued decline of ST-Ericsson’s legacy products. Wireless operating loss was $293 million in the first quarter, or $135 million after considering non-controlling interest, compared to a loss of $211 million, or $93 million after considering non-controlling interest, in the prior quarter.

For additional information, see ST-Ericsson’s Q1 2012 earnings results press release at www.stericsson.com

Cash Flow and Balance Sheet Highlights

Free cash flow was $98 million in the first quarter compared to $47 million in the prior quarter.*

Capital expenditure payments were $125 million during the first quarter of 2012 compared to $76 million in the prior quarter.

Inventory decreased by $23 million to $1.51 billion at quarter end.

In the first quarter, dividends paid to shareholders were $88 million. In addition, the Company paid $213 million to redeem nearly the entire residual outstanding 2016 convertible bonds.

ST continued to maintain a strong net financial position with a net cash position of $1.27 billion, as adjusted, taking into account the 50% of ST-Ericsson’s debt, at March 31, 2012 compared to $1.17 billion at December 31, 2011. ST’s cash and cash equivalents, marketable securities and restricted cash equaled $2.2 billion and total debt was $1.4 billion at March 31, 2012.*

Total equity, including non-controlling interest, was $7.84 billion at quarter end.

In the 2012 first quarter the Company posted a return on net assets (RONA) attributable to ST of negative 11.2%.*

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(*)Free cash flow, net financial position and RONA attributable to ST are non-U.S. GAAP measures. For additional information and a reconciliation to U.S. GAAP, please refer to Attachment A.

Second Quarter 2012 Business Outlook

Mr. Bozotti stated, “While there are still macro-economic uncertainties, we believe billings have bottomed in the first quarter. Bookings have improved across the board during the course of the first quarter.

“Based on current visibility, we expect broad-based growth in all product segments during the second quarter leading to revenue growth of about 7.5 percent at the mid-point of our guidance. Looking further ahead we also anticipate broad-based revenue growth with a strong acceleration in MEMS and Analog in the second half of 2012 thanks to our new and innovative products and our expanding customer base.”

The Company expects second quarter 2012 revenues to grow sequentially in the range of about +7.5%, plus or minus 3 percentage points. As a result, gross margin in the second quarter is expected to be about 34.4%, plus or minus 1.5 percentage points, and assumes an improvement from the first quarter amount from fab loading and manufacturing performance.

This outlook is based on an assumed effective currency exchange rate of approximately $1.33 = €1.00 for the 2012 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 30, 2012.

Recent Corporate Developments

•
Corporate Knights, Inc. named ST to its “Global 100 Most Sustainable Corporations” list for the third consecutive year. One of only three semiconductor companies so recognized, ST advanced 8 places to 75th place from its 83rd ranking in 2011.

•
ST assigned Carlo Ferro to ST-Ericsson as Chief Operating Officer to focus, along with ST-Ericsson President and CEO Didier Lamouche, on the turnaround of ST-Ericsson. Mario Arlati, formerly ST’s Chief Accounting Officer and head of corporate external reporting, was appointed chief financial officer.

•
On April 5, an arbitration tribunal set up according to the rules of the International Chamber of Commerce, ordered ST to pay approximately $59 million to NXP Semiconductors B.V. concerning a dispute related to a claim from NXP for underloading charges to be included in the price of wafers which NXP supplied to ST’s wireless JV. The tribunal chose not to address certain issues raised by ST that will be part of a second arbitration between the same ICC tribunal scheduled for June 2012, with a final decision coming within 12 months. Though the award has been recognized in these Q1 results, ST intends to vigorously pursue its claims in the second arbitration aiming to convince the tribunal to reverse the economic effect of its first arbitration award.

•
On April 16, ST announced the main resolutions to be submitted for shareholder approval at the Company’s Annual General Meeting, which will be held in Amsterdam on May 30, 2012. The main resolutions, proposed by the Supervisory Board, include:

o
The appointment of Ms. Martine Verluyten  as a new member of the Supervisory Board for a three-year term, expiring at the 2015 Annual General Meeting, in replacement of Mr. Doug Dunn whose mandate will expire;

o	Approval of the Company’s 2011 accounts reported in accordance with International Financial Reporting Standards (IFRS); and

o
The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments in June, August and December 2012 and February 2013 to shareholders of record in the month of each quarterly payment.

The record date for all shareholders to participate at the Annual General Meeting will be May 2, 2012. The complete agenda and all relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, are available on the Company’s web site (www.st.com) and made available to shareholders in compliance with legal requirements.

The first payment date will be on June 7, 2012 for the European Stock Exchanges and on June 12, 2012 for the NYSE.

Q1 2012 – Product and Technology Highlights

During the quarter, ST made solid progress with important new-product introductions and significant design wins in its key growth areas, including energy management & savings, trust & data security, healthcare & wellness and smart consumer devices.

Automotive
•
Collected design wins for 32-bit microcontrollers for entry-level and next-generation braking systems from Tier1 manufacturers confirming ST’s leading position in advanced functional safety architectures.

•	Awarded body-control modules from an American Tier1 manufacturer for a leading German car maker and from an Indian car maker.
•	Improved market penetration in Japan by consolidating market share with a new body-control module awarded by a Japanese Tier1 car maker.

Digital Sector
Digital Convergence
•	Earned seven major design wins in China, Europe and the US for the new 40nm-IC mainstream STB family.
•	Continued strong momentum in India cable and satellite markets leading to a doubling of sales volume by earning multiple design wins.
•	Collected several design wins in Europe and Asia for the ARM Cortex A9-based, “Orly” high-performance Home Application processor manufactured in 32nm process technology.
•	Earned design-in of Freeman family of products with a Tier1 OEM customer serving the European market.
•	Won multiple design-ins at Tier1 OEMs with the “Athena” multimedia monitor system-on-a-chip family into a diverse range of products, including high-performance monitors, TVs, and digital signage.

Imaging, Bi-CMOS ASIC and Silicon Photonics
•	Earned two ASIC designs in 32nm process technology for networking applications from a leading player in the market.
•	Signed an agreement with Luxtera to bring silicon photonics into the mainstream for high-speed computing by establishing a 300mm design platform in ST’s Crolles fab.

Analog, MEMS and Microcontrollers
•	Was awarded a design win for the low-power STM8L 8-bit microcontroller on a smart phone accessory from a world leader.
•	Achieved further pervasion for the STM32 at major Appliance OEMs in EMEA, in both Human Machine Interface and motor-control applications.
•	Earned a design-win for the Italian e-passport application for the secure ST23YR80 microcontroller.
•	Won a number of designs for digital MEMS microphones at Taiwanese manufacturers for PC applications.
•	Started shipping MEMS accelerometers and STM32 microcontrollers to two major US consumer manufacturers for fitness applications.
•	Awarded MEMS gyroscope and accelerometer design win for a tablet computer by world-leading consumer customer.
•	Won a significant design-in of a MEMS gyroscope and accelerometer for a next-generation mobile phone by a leading US consumer manufacturer.
•	New ultra-compact accelerometer selected by a Korean market leader for feature- and low-end smartphones.
•	Gained significant market share in Motion MEMS in the Chinese mobile-phone market with next-generation design-ins.
•	Ramped-up production of accelerometers and gyroscopes for mobile phones and an automotive eTolling system for Europe.
•	Earned several design-ins with major European customers for an 8-bit microcontroller for digital lighting management.

Power Discretes
•	New RF IPD (Integrated Passive Device technology) wideband coupler was qualified by a major US smartphone and tablet maker for WLAN application.
•	A US computer and consumer market leader selected ST’s voltage regulator for use in a notebook computer.
•	Secured design wins for the robust trench-gate field-stop IGBTs with several solar-power and welding customers in Europe and China.
•	Achieved a design win for SLLIMM intelligent power modules at a US white-goods maker.
•	Several key customers selected ST’s low-power level translators, the first to support the newest Secure Digital 3.0 memory card standard, for use in advanced smartphone and tablet applications.

ST-Ericsson
•	Products
o
Announced at Mobile World Congress, the new NovaThor™ L8540 is an LTE/HSPA+/TD-HSPA-enabled integrated smartphone platform with the powerful application processor and modem integrated on a single die, and is scheduled to sample to customers in the second half 2012.

o	Unveiled the CG2905, the industry’s first connectivity platform solution with simultaneous support for GPS and GLONASS technology, Bluetooth and FM Radio all integrated on a single 40nm device.
o	Introduced first fully integrated wireless charger for mobile phones with the PM2020.

•	Customers
o	Samsung is now a customer of the ST-Ericsson NovaThor™ platform. The new Samsung GALAXY S Advance Android-powered smartphone uses the ST-Ericsson NovaThor™ U8500 system.

o	Xperia™ P, Xperia™ U, and Xperia™ sola are the first three smartphones by Sony Mobile Communications to use the NovaThor U8500 ModAp system, combining application processing, modem and connectivity.
o	Thor™ M5780 HSPA+ modem powers the next-generation Panasonic Eluga smartphone.
o	Ontim WP8500 tablet to be the first commercially available Android-based tablet using the NovaThor U8500 system.

•	Partners/technology
o
Selected fully depleted silicon on insulator (FD-SOI) technology for use in future mobile platforms, leveraging ST technology based on Soitec SOI, which will enable enhanced performance from the ST-Ericsson NovaThor™ platform at much lower battery usage – as much as 35 percent lower power consumption at maximum performance.

o	Continued cooperation with metaio, reaching another milestone in supporting metaio’s new 3D object tracking technology.
o	Joined the W3C Core Mobile Web Platform Community Group kicked off by Facebook.
o	SRS Labs has made their TruMedia audio processing technology available on the ST-Ericsson Snowball development platform.

IPD, SLLIMM, Athena, Freeman,and Orly are trademarks of STMicroelectronics. Thor and NovaThor are trademarks of ST-Ericsson. All other trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST, adjusted net earnings (loss), adjusted net earnings (loss) per share, free cash flow, RONA attributable to ST, net financial position and net financial position adjusted to account for 50% investment in ST-Ericsson.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
the possible impact of an impairment charge on the carrying value of the ST-Ericsson investment in our books of approximately $1.7 billion as well as on our consolidated results of the successful execution of ST-Ericsson’s new strategic direction plan and its related savings announced on April 23rd 2012;

•
changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability in periods of reduced demand or visibility on orders to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•
our ability to maintain or improve our competiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;
•
changes in our overall tax position as a result of changes in tax laws, expected income or the outcome of tax audits, changes in international tax treaties which may impact are results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;
•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and
•
current economic uncertainties involving the possibility during 2012 of limited growth or recession in global or important regions of the world economy, sovereign default, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,”

“would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the SEC on March 5, 2012. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On April 24, 2012, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the first quarter of 2012.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until May 4, 2012.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

 (Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before, impairment, restructuring and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, the impact of the sale of Micron shares, other-than-temporary impairment (OTTI) charges on financial assets, NXP arbitration award, net of the relevant tax impact.

Return on net assets (RONA) is considered by management to be the key financial and economic metric to measure the return on invested capital. RONA is the ratio of operating income before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short-term deposits, bank overdrafts, current portion of long-term debt and long-term debt.

Operating income (loss) before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before impairment,  restructuring and one-time items excluding 50% of ST-Ericsson operating income (loss) before impairment, restructuring and one-time items as consolidated by ST. Operating margin before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized operating income (loss) before restructuring attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q1 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS (basic)
U.S. GAAP	596	(352)	(176)	(0.20)
Impairment & Restructuring		18	13
NXP Arbitration Award		54	56
Estimated Income Tax Effect			(13)
Non-U.S GAAP	596	(280)	(120)	(0.14)

Q4 2011 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS (basic)
U.S. GAAP	732	(132)	(11)	(0.01)
Impairment & Restructuring		9	5
Estimated Income Tax Effect			(2)
Non-U.S GAAP	732	(123)	(8)	(0.01)

Q1 2011 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	991	118	170	0.19
Impairment & Restructuring		24	22
Gain on sale of Micron shares			(21)
OTTI			5
Estimated Income Tax Effect			(1)
Non-U.S GAAP	991	142	175	0.20

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, if any, short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	March 31, 2012	December 31, 2011	April 2, 2011
Cash and cash equivalents	2,059	1,912	1,928
Marketable securities, current	154	413	719
Short-term deposits	-	-	71
Restricted cash	3	3	92
Non-current restricted cash	4	5	-
Marketable securities, non-current	-	-	77
Total financial resources	2,220	2,333	2,887
Bank overdrafts, short-term borrowings and current portion of long-term debt	(1,076)	(740)	(717)
Long-term debt	(366)	(826)	(1,032)
Total financial debt	(1,442)	(1,566)	(1,749)
Net financial position	778	767	1,138

Net financial position, adjusted to account for 50% investment in ST-Ericsson	1,267	1,167	1,255

Free cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q1 2012	Q4 2011	Q1 2011
Net cash from operating activities	250	137	350
Net cash from (used in) investing activities	113	43	(206)
Payment for purchases of (proceeds from sale of) current and non-current marketable securities, short-term deposits and restricted cash, net	(265)	(133)	(93)
Free cash flow	98	47	51

--end---

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	March 31,	December 31,	April 2,
In millions of U.S. dollars	2012	2011	2011
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	2,059	1,912	1,928
Restricted cash	3	3	92
Short-term deposits	-	-	71
Marketable securities	154	413	719
Trade accounts receivable, net	971	1,046	1,239
Inventories, net	1,508	1,531	1,671
Deferred tax assets	170	141	191
Assets held for sale	22	28	31
Other current assets	589	506	675
Total current assets	5,476	5,580	6,617

Goodwill	1,064	1,059	1,064
Other intangible assets, net	608	645	715
Property, plant and equipment, net	3,826	3,920	4,350
Non-current deferred tax assets	371	332	358
Restricted cash	4	5	0
Non-current marketable securities	-	-	77
Other long-term investments	116	121	159
Other non-current assets	420	432	342
	6,409	6,514	7,065
Total assets	11,885	12,094	13,682

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	-	7	-
Short-term debt	1,076	733	717
Trade accounts payable	781	656	1,277
Other payables and accrued liabilities	987	976	995
Dividends payable to stockholders	-	88	-
Deferred tax liabilities	15	14	14
Accrued income tax	94	95	120
Total current liabilities	2,953	2,569	3,123

Long-term debt	366	826	1,032
Post-retirement benefit obligations	425	409	340
Long-term deferred tax liabilities	22	21	33
Other long-term liabilities	275	273	313
	1,088	1,529	1,718
Total liabilities	4,041	4,098	4,841
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 885,000,042 shares outstanding)	1,156	1,156	1,156
Capital surplus	2,550	2,544	2,523
Retained earnings	3,328	3,504	3,411
Accumulated other comprehensive income	837	670	1,222
Treasury stock	(271)	(271)	(304)
Total parent company stockholders' equity	7,600	7,603	8,008
Noncontrolling interest	244	393	833
Total equity	7,844	7,996	8,841
Total liabilities and equity	11,885	12,094	13,682

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2012	Q4 2011	Q1 2011

Net Cash from operating activities	250	137	350
Net Cash from (used in) investing activities	113	43	(206)
Net Cash used in financing activities	(225)	(213)	(116)
Net Cash increase (decrease)	147	(61)	36

Selected Cash Flow Data (in US$ millions)	Q1 2012	Q4 2011	Q1 2011

Depreciation & amortization	288	315	317
Payment for Capital expenditures	(125)	(76)	(466)
Dividends paid to stockholders	(88)	(89)	(62)
Change in inventories, net	46	139	(135)

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 31,	April 2,
	2012	2011

Net sales	2,010	2,523
Other revenues	7	12
NET REVENUES	2,017	2,535
Cost of sales	(1,421)	(1,544)
GROSS PROFIT	596	991
Selling, general and administrative	(310)	(312)
Research and development	(633)	(562)
Other income and expenses, net	13	25
Impairment, restructuring charges and other related closure costs	(18)	(24)
Total Operating Expenses	(948)	(873)
OPERATING INCOME (LOSS)	(352)	118
Other-than-temporary impairment charge on financial assets	-	(5)
Interest expense, net	(13)	(15)
Earnings (loss) on equity-method investments	(7)	(6)
Gain on financial instruments, net	3	22
INCOME (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(369)	114
Income tax benefit (expense)	34	(31)
NET INCOME (LOSS)	(335)	83
Net loss (income) attributable to noncontrolling interest	159	87
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	(176)	170

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.20)	0.19
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.20)	0.19

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS (LOSS) PER SHARE	885.0	907.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 24, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer